

Chris Lutes

Chief Strategy Officer

Chris Lutes brings over two decades of finance experience to Elevate. Prior to Elevate, Chris was the CFO for Silicon Valley Bank, a $4 billion commercial bank focused on venture capital-backed technology and life sciences companies. Additionally, Chris has served as CFO for several companies in the technology and financial services sectors.

His career began at Coopers & Lybrand after graduating from Arizona State University with a degree in Accounting. Chris is a die-hard sports fan and ASU season ticket holder.